BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1	Tel: (416) 861-9911 Fax: (416) 861-2492

December 11, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Chris White
Branch Chief, Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2008
March 30, 2009
File No. 001-09059

Dear Mr. White:

We hereby acknowledge receipt of the comment letter dated November 16, 2009 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set for in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2008

17, GOODWILL, PAGE 114

ACCOUNTING POLICY FOR GOODWILL IMPAIRMENT, PAGE 114

1.	We have reviewed your response to prior comment one and understand that you believe exploration and development properties are not considered reporting units under SFAS 142 for assignment of goodwill because you believe they do not meet the definition of a business under EITF 98-3. Considering the elements of EITF 98-3, please tell us at what point you believe a property or project would meet the definition of a business under EITF 98-3. We understand properties are transferred out of the Capital Projects group and into the relevant regional business unit upon commissioning of the mine. Tell us if you believe there is a point in development prior to commissioning or production in which a property or mine has the necessary elements to be considered a business.

Response: Paragraph 6 of EITF 98-3 states that a business must have the following elements necessary for a transferred set to continue to conduct normal operations:

“Inputs

a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b.	Intellectual property.

c.	The ability to obtain access to necessary materials or rights.

d.	Employees.

Processes

e.	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.”

As noted in our response to the SEC comment letter, dated September 29, 2009, we concluded that none of our exploration and development stage properties met the definition of a business, principally because they did not have processes available to generate outputs, as evidenced by a lack of processing facilities or reasonable access to processing facilities.

We believe that a development stage property would become a business when it has the ability to produce gold in a saleable form in accordance with the mine design. Towards the end of the development phase of a mine, the processing facilities undergo a commissioning phase. On completion of commissioning, the mine having confirmed its ability to produce gold from these processing facilities moves from the development phase to the production phase. This transition from development to production coincides with its transfer from the Capital Projects operating segment to a regional operating segment. We believe that it is at this point that a mine has a complete set of the necessary elements to be considered a business. We have not encountered any circumstances prior to commissioning/production in which we have concluded that a mine has the necessary elements to be considered a business.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7429.

Sincerely,

/s/ Jamie C. Sokalsky
Jamie C. Sokalsky
Executive Vice President & Chief Financial Officer

Attachment

c.c.:	Audit Committee, Barrick Gold Corporation
Shannon Buskirk, Securities and Exchange Commission
Paul Fitzsimon, PricewaterhouseCoopers LLP